Exhibit 99.1

FOR IMMEDIATE RELEASE

Intec Pharma Ltd. Announces Pricing of U.S. Initial Public Offering

Har Hotzvim, Jerusalem, Israel, August 4, 2015 – Intec Pharma Ltd. (the “Company”) (NASDAQ: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, today announced the pricing of its initial public offering in the United States of 5,025,000 of its ordinary shares at a price to the public of $6.00 per ordinary share, before underwriting discounts and commissions. All of the ordinary shares are being offered by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 753,750 ordinary shares at the public offering price. The Company anticipates that the total gross proceeds from the offering will be approximately $30.15 million before deducting underwriting discounts and commissions and other offering expenses. The Company plans to use the net proceeds from the offering to fund its Phase III clinical trial for its current product candidate, Accordion Pill Carbidopa/Levodopa, and its continued development, and for working capital, capital expenditures and other general corporate purposes, including a Phase I clinical trial that the Company expects to initiate in the second half of 2015 for one of its early stage pipeline products.

The Company’s ordinary shares are scheduled to begin trading on The NASDAQ Capital Market on August 4, 2015 under the symbol “NTEC”. The offering is expected to close on August 7, 2015, subject to customary closing conditions.

Maxim Group LLC and Roth Capital Partners are acting as joint book-running managers for the offering.

The Securities and Exchange Commission declared effective a registration statement on Form F-1 relating to these securities on August 3, 2015. The offering is being made only by means of a prospectus. Copies of the prospectus relating to the offering may be obtained from either: Maxim Group LLC, 405 Lexington Avenue, New York, NY 10174, (212) 895-3500 or email syndicate@maximgrp.com, or Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or email rothecm@roth.com. Investors may also obtain these documents at no cost by visiting the Securities and Exchange Commission’s website at http://www.sec.gov. Before you invest, you should read the prospectus and other documents the Company has filed or will file with the Securities and Exchange Commission for more complete information about the Company and the offering.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline currently includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and Accordion Pill Zaleplon, or AP-ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company’s results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

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Contact:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com